AMEX: ROY	NR 07-04
TSX: IRC	February 20, 2007

INTERNATIONAL ROYALTY COMPLETES

ACQUISITION OF PASCUA GOLD ROYALTY

DENVER, COLORADO – February 20, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) reports that it has concluded the second of two closings to acquire the Pascua gold royalty.  The second closing, for a cash price of US$26 million, covers approximately the final two-thirds of the total royalty being purchased.

The Pascua gold royalty is a 0.338-2.25% sliding scale royalty on the Pascua project in Chile.  This royalty is expected to produce, on average, US$5.7 to US$11.2 million in annual revenues to IRC.  The mine is permitted and production is scheduled to begin in 2010.

Gold Price	Royalty	IRC Royalty	IRC Royalty Revenues
US$/Oz	Rate	Revenues/Oz	US$ MM
$325	0.338%	$1.10	$0.7
$400	0.675%	$2.70	$1.7
$500	1.170%	$5.85	$3.6
$600	1.530%	$9.18	$5.7
$700	1.890%	$13.23	$8.2
$800	2.250%	$18.00	$11.2

Assumes 620,000 ounces of gold per year production subject to IRC's royalty interests.

Based on disclosures by Barrick Gold Corporation, the operator, including those on its website, www.barrick.com, the Pascua royalty is projected to produce approximately 10.8 million ounces of gold over its 20 year life.  The royalty, however, applies to the first 14 million ounces of gold produced.  In the event that gold prices exceed US$550 and US$600 per ounce for any six-month period within 36 months after the mine begins pouring gold,  IRC will make two one-time payments of US$4.0 million each.. IRC also has an option to acquire up to 50% of royalty sellers’ proportional interests in the project’s upside potential (beyond the 14 million ounces of gold production) on the surrounding land position for an additional US$4.0 million.

Supplemental information on the Pascua gold royalty transaction is available on the Company’s website at www.internationalroyalty.com.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

This press release has been reviewed by Nick Michael, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Christine Stewart : cstewart@renmarkfinancial.com

Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com

Tel.: 514-939-3989

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC’s estimated royalty revenues from the Pascua project, estimates that production on the Pascua project will begin in 2010, estimated mine life and costs and projected gold prices.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include fluctuations in gold prices; timing of production; accuracy of the operators’ projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availablility of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.  These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it cannot independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.